White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

White Knight Receives Offer From USGL

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
March 6, 2006

By news release dated March 5, 2006, Mr. Rob McEwen, on behalf of U.S. Gold Corporation (OTCBB – USGL), announced a proposed bid for all issued shares of White Knight Resources Ltd. in exchange for 0.35 of a share of U.S. Gold for each share of White Knight. Management is evaluating the proposed offer.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. A drill program of 70,000+ feet has been recently completed. The Company anticipates a similar program for 2006.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.